January 28, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Volley

Re:	NewStar Financial, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 1, 2013

Form 10-Q for the quarterly period ended September 30, 2013

Filed November 6, 2013

File No. 001-33211

Dear Mr. Volley:

On behalf of NewStar Financial, Inc. (“NewStar”), we acknowledge the comment provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated December 31, 2013. Pursuant to discussions with the Staff, we intend to provide our response via EDGAR on or before February 7, 2014.

Please contact me at (617) 848-2500 if you have any questions or need additional information.

Very truly yours,

/s/ John K. Bray

John K. Bray
Chief Financial Officer